Wachtell, Lipton, Rosen & Katz
MARTIN LIPTON HERBERT M. WACHTELL PAUL VIZCARRONDO, JR. PETER C. HEIN HAROLD S. NOVIKOFF THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ANDREW R. BROWNSTEIN PAUL K. ROWE MARC WOLINSKY	DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ ILENE KNABLE GOTTS DAVID M. MURPHY JEFFREY M. WINTNER TREVOR S. NORWITZ BEN M. GERMANA ANDREW J. NUSSBAUM RACHELLE SILVERBERG STEVEN A. COHEN	51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL		NICHOLAS G. DEMMO IGOR KIRMAN JONATHAN M. MOSES T. EIKO STANGE DAVID A. SCHWARTZ JOHN F. LYNCH WILLIAM SAVITT ERIC M. ROSOF MARTIN J.E. ARMS GREGORY E. OSTLING DAVID B. ANDERS	DAVID K. LAM BENJAMIN M. ROTH JOSHUA A. FELTMAN ELAINE P. GOLIN EMIL A. KLEINHAUS KARESSA L. CAIN RONALD C. CHEN GORDON S. MOODIE DONGJU SONG BRADLEY R. WILSON GRAHAM W. MELI
DAVID GRUENSTEIN STEVEN A. ROSENBLUM JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON MICHAEL J. SEGAL	DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW JEANNEMARIE O’BRIEN WAYNE M. CARLIN STEPHEN R. DiPRIMA

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

MAURA R. GROSSMAN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

AMY R. WOLF

				ANDREA K. WAHLQUIST ADAM J. SHAPIRO NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC IAN BOCZKO MATTHEW M. GUEST DAVID E. KAHAN	GREGORY E. PESSIN CARRIE M. REILLY MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ MICHAEL S. BENN SABASTIAN V. NILES ALISON ZIESKE PREISS

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL

		DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY AMANDA N. PERSAUD S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

February 26, 2016

VIA EMAIL AND EDGAR

Mr. Dietrich A. King

Assistant Director
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Capital Bank Financial Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 16, 2015

File No. 333-208646

Dear Mr. King:

On behalf of Capital Bank Financial Corp. (“Capital Bank Financial” or the “Company”) and CommunityOne Bancorp (“CommunityOne”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 21,

2015, as amended on February 16, 2016 (the “Registration Statement,” as amended by “Amendment No. 1”), contained in your letter dated February 23, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

The Merger

Background of the Merger, page 64

1.              We note your response to comment 1, however we remain concerned that the content of UBS’s presentations may trigger disclosure requirements pursuant to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.  Please tell us why you believe the November 17, 2015 presentation was not materially related to the transaction, given the disclosure on page 69 that representatives of UBS provided an evaluation of the proposals from Capital Bank Financial and from company B from a financial point of view, as compared to CommunityOne continuing to operate on a stand-alone basis.  In the alternative, please furnish the information specified in Item 1015(b) of Regulation M-A.

Response:  In response to the Staff’s comment, we respectfully inform the Staff that it is CommunityOne’s view that the presentation provided jointly by UBS Securities LLC (“UBS”) and Sandler O’Neill + Partners first to the CommunityOne independent directors and then to the full CommunityOne board of directors on November 17, 2015 is not a “report, opinion or appraisal” within the meaning of Item 1015 of Regulation M-A and Item 4(b) of Form S-4.

The November 17, 2015 presentation included (1) information to update the CommunityOne independent directors and full CommunityOne board regarding developments since the October 19, 2015 board meeting and the status of continuing discussions with Capital Bank Financial and company B and (2) certain information to assist the CommunityOne board in assessing the merits of the Capital Bank Financial proposal as it stood at that time and the next steps to take in the strategic process.  CommunityOne has advised us that the November 17, 2015 presentation was an update presentation that is typical for financial advisors to use at mid-process board and committee meetings in a strategic process of this nature and that the CommunityOne board of directors understood that the update presentation was not a formal report upon which it would rely in any future decision it may make with respect to any final proposal that might be presented by Capital Bank Financial.  Further, CommunityOne has advised us that UBS did not render any opinion based on the update presentation or otherwise regarding the financial fairness or any other aspect of the Capital Bank Financial proposal at either of the November 17, 2015 meetings.

Accordingly, we and counsel to CommunityOne do not believe that the November 17, 2015 update presentation is a “report, opinion or appraisal” within the meaning of Item 1015 of Regulation M-A. In support of this conclusion, we respectfully submit to the Staff that disclosure relating to interim updates would not be material to an investor’s understanding of a transaction, and we note that it is well established practice not to include disclosure required by Item 1015(b) of Regulation M-A for mid-process update presentations of the nature used at the November 17, 2015 meetings.

Revisions have been made to pages 68 and 69 of the Registration Statement to better describe the nature of the November 17, 2015 update presentation and remove from the prospectus any language that could be interpreted to indicate that UBS may have delivered any report or rendered any opinion on the Capital Bank Financial proposal at either meeting held on November 17, 2015.

Material U.S. Federal Income Tax Consequences of the Merger, page 128

2.              We note your disclosure on page 129 that the discussion in this section assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  You may not assume a legal conclusion underlying the opinion.  Please remove such statements from your registration statement.  For guidance, please refer to Section III.C.3 of Staff Legal Bulletin No. 19, which is available on our website.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see page 129 of the Registration Statement.

Exhibits 8.1 and 8.2

3.              A statement that the tax discussion in the registration statement “is accurate in all material respects” is not sufficient to satisfy the opinion requirement of Item 601(b)(8) of Regulation S-K.  Please obtain and file revised tax opinions in which counsel states clearly that the disclosure is counsel’s opinion.  For guidance, please refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Response:  We acknowledge the Staff’s comment and have filed revised tax opinions as Exhibits 8.1 and 8.2 in accordance with the Staff’s comment.

*          *           *          *           *          *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1396 or by email at MFVeblen@wlrk.com.

Sincerely,

/s/ Mark F. Veblen
Mark F. Veblen

cc:                                R. Eugene Taylor, Chairman and Chief Executive Officer, Capital Bank Financial Corp.

Vincent Lichtenberger, General Counsel, Capital Bank Financial Corp.

Paul D. Freshour, Partner, Arnold & Porter LLP